UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

EXAR CORPORATION

(Name of Subject Company)

EXAR CORPORATION

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities)

Kishore Seendripu

President and Chief Executive Officer

Exar Corporation

48720 Kato Road

Fremont, CA 94538

(510) 668-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With Copies to:

Jorge A. del Calvo

James J. Masetti

Gurpreet S. Bal

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, California 94304

(650) 233-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by Exar Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on April 13, 2017, relating to the tender offer by Eagle Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of MaxLinear, Inc., a Delaware corporation (“MaxLinear”), to purchase for cash all of the outstanding Common Shares at a price of $13.00 per share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 2017, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by MaxLinear and Purchaser with the SEC on April 13, 2017.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8. Additional Information

I.	Item 8 of the Schedule 14d-9 is hereby amended and supplemented by inserting the following heading and paragraph following the last paragraph:

“Completion of the Offer

The Offer expired as scheduled at midnight (Eastern time) on May 11, 2017 (the “Expiration Time”) and was not extended. Computershare Inc., and its wholly-owned subsidiary Computershare Trust Company, N.A., the depositary and paying agent (together, in such capacity, the “Depositary”) for the Offer, advised MaxLinear and the Purchaser that, as of the Expiration Time, a total of 44,385,399 Shares had been validly tendered and not properly withdrawn from the Offer, which tendered Shares represented approximately 85.4% of the Shares outstanding as of the Expiration Time. All conditions to the Offer having been satisfied (or waived), the Purchaser accepted for payment all such Shares validly tendered and not properly withdrawn prior to the Expiration Time, and payment for such Shares is being made to the Depositary, which will act as the paying agent for tendering Company stockholders for the purpose of receiving payments for tendered Shares and transmitting such payments to tendering Company stockholders whose Shares have been accepted for payment, in accordance with the terms of the Offer.

Following consummation of the Offer, the Purchaser intends to acquire the remaining Shares through the Merger. The Purchaser has acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, the Merger will be completed pursuant to Section 251(h) of the DGCL. At the Effective Time, each Share then outstanding will be converted into the right to receive the Offer Price (other than Shares owned by MaxLinear, any subsidiary of MaxLinear or Exar, or held in treasury by Exar, or Dissenting Shares). Following the Merger, all Shares will be delisted from The New York Stock Exchange and deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXAR CORPORATION

By:	/s/ Kishore Seendripu
Kishore Seendripu, Ph.D. President and Chief Executive Officer

Dated: May 12, 2017